

Mail Stop 3561

October 31, 2008

Ellis Martin
President and Chief Executive Officer
BigSky Productions, Inc.
204 Mescal Circle NW
Albuquerque, NM 87105

> **RE:** **Big Sky Productions, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed October 15, 2008**
> **File No. 333-152955**

Dear Mr. Martin:

We have reviewed the non-financial statement disclosure in your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated October 7, 2008, however we reissue the comment. It appears to us that you are a blank check company. Revise your disclosure to meet the requirements for blank check companies. Alternatively, advise us why you are not a blank check company. List concrete steps you have taken from inception to date, in addition to developing a plan of operation, which would indicate you are an operating company. By way of

example, have you recently developed your website to the point it is operational or signed a contract with a vendor for website development?

2. We note your response to comment 2 of our letter dated October 7, 2008; however we reissue the comment for the reasons identified in comment 1 above.

Plan of Operation, page 27

3. We note your new disclosure that you anticipate spending $10,000 to retain a screen writer. You have included this expenditure among the tasks you intend to implement if you obtain the $50,000 minimum proceeds of the offering, however the use of proceeds table on page 13 does not appear to include this expenditure. Please clarify.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 with questions regarding comments on the non-financial statement disclosures and related matters.

Sincerely,

Amanda McManus
Branch Chief - Legal

cc: Via Facsimile (509) 769-0303
        Mr. Timothy S. Orr, Esq.